

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2023

Stephen Herbert
Chief Executive Officer
Rezolve AI Limited
3rd Floor, 80 New Bond Street
London, W1S 1SB
United Kingdom

> **Re: Rezolve AI Limited**
> **Amendment No. 3 to Registration Statement on Form F-4**
> **Filed December 6, 2023**
> **File No. 333-272751**

Dear Stephen Herbert:

　　We have reviewed your amended registration statement and have the following comments.

　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 10, 2023 letter.

Amendment No. 3 to Registration Statement on Form F-4

Questions and Answers About the Proposals
Q: What revenues and profits/losses has Rezolve generated in the last two years?, page 18

1.　　Please revise your disclosure to clarify that Rezolve currently generates the majority of its revenue through the sale of radio advertisements on Radio Group radio stations and that it has not yet generated any revenue from the Rezolve Platform. Please include similar disclosure in the overview section of Rezolve's business discussion on page 217.

Unaudited Pro Forma Condensed Combined Financial Information
Unaudited Pro Forma Condensed Combined Balance Sheet, page 104

2.   Please revise to show your negative cash and cash equivalents as bank overdrafts in the liability section of your pro forma condensed combined balance sheet.

Rezolve's Management's Discussion and Analysis of Financial Conditions and Results of Operations., page 234

3.   We note your statement on page F-53 that as of June 30, 2023 you have concluded that "significant doubt exits regarding the entity's ability to continue as a going concern." Please disclose that at the forefront of your MD& A and Liquidity sections. Your Liquidity section should comply with guidance in Item 303(b)(1) of Regulation S-K.

Financial Statements - Rezolve AI Limited and Subsidiaries
Note 15. Business Combinations
Acquisition of Any Lifestyle Marketing GmbH ("ANY Acquisition"), page F-31

4.   We understand from your response that there are no written agreements that give you the right to ANY's income or obligate you to fund ANY. Please tell us whether the oral agreements that establish this right and obligation are enforceable and the basis for such determination.

5.   We note from your response to comment 13 that ANY's shareholders do not have the ability to frustrate your power granted through the power of attorney. We further note that the power of attorney "shall cease upon revocation, which may be declared at any time, and return of this deed to the Principal." It appears that the ANY shareholders may revoke Peter Vesco's power of attorney at any time. Please confirm our understanding, and if true, tell us why you believe Rezolve has power when it may be kicked-out at any time. In addition, we note from the power of attorney expired on 31 December 2021. Please explain to us why you continue to believe it provides you power when it appears to be expired.

6.   We note your disclosure on page F-18 that "The terms and conditions of the marketing agreement with Radio Group permit Radio Group to terminate the Company's ability to sell customers radio advertisements on a Radio Group radio station at any time (subject to notice and certain other provisions)." Please tell us how you considered this provision in your analysis under ASC 810. In this regard, tell us whether this provision represents a substantive kick-out right, based on the design of ANY that would permit Rezolve to "enjoy the benefit from sales of advertisements on the Radio Group stations while remaining in compliance with local laws related to the ownership of media organizations" (September 22, 2023 response).

7.   We note from your response to comment 11 that you cite a document titled "Power of disposal over ANY Lifestyle Marketin GmbH." We could not locate such document. Please direct us to where we may find it or provide it to us supplementally if you have not yet done so. Further, you cite various documents in your response to comment 12, such as an Original Term Sheet and Second Term Sheet. Please provide supplementally us with all such documents that give rise to your power of ANY. Last, explain to us how the provisions in a term sheet or memorandum of understanding are enforceable, as we understand that these type documents generally set forth preliminary terms of negotiation but do not represent a meeting of the minds.

8.   Please tell us why the power of attorney you provided to us dated August 23, 2021 was not signed by the shareholders of ANY.

9.   We note on page 68 that the failure of Rezolve to pay cash to the sellers of ANY may result in the reversal of the acquisition of ANY. Please explain to us how the failure to pay cash to the sellers of ANY would result in deconsolidation of ANY when you purportedly control ANY through the Power of Attorney.

10.   We note your revisions to your disclosures regarding ANY in response to prior comment 13. Notwithstanding the above comments, please further disclose how your involvement with ANY impacted your financial position, financial performance, and cash flows. Refer to ASC 810-10-50-2AA.

Condensed Interim Carve-out Consolidated Statements of Operations, page F-46

11.   Tell us why impairment of goodwill of $1,080,110 is its own line item, while impairment of customer lists of $5,612,167 is included in other operating costs and expenses. Please revise in accordance Rule 5-03 of Regulation S-X.

General

12.   We note your response to prior comments 4 and 6. Given the significance of your involvement with Radio Group, please refer to them as a related party throughout your filing. Also, disclose all the related party transactions on the face of your statement of comprehensive income in accordance with Rule 4-08(k) of Regulation S-X.

13.   We note your response to prior comment 9, however, we continue to believe that since the reorganization has not taken place the name appearing on the financial statements should be revised to reflect the current circumstance.

       Please contact Inessa Kessman at 202-551-3371 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley at 202-344-5791 or Matthew Crispino at 202-551-3456 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Gerry Williams